EXHIBIT 99.1

                                                              PRESS RELEASE



             Tikcro Technologies Reports 2005 Third Quarter Results

Tel Aviv, Israel, November 8, 2005 -- Tikcro Technologies Ltd. (OTC BB: TKCRF) today reported results for the third quarter and nine months ended September 30, 2005.

Net income for the third quarter was $ 11,000, or $ 0.00 per share. Net loss for the nine months ended September 30, 2005 was $ 29,000 or $ (0.00) per share.

As of September 30, 2005, the Company had cash and marketable securities totaling $9.8 million.

About Tikcro Technologies:

Until the closing of the Assets Transaction with STMicroelectronics in 2002, Tikcro Technologies Ltd. (formerly known as Tioga Technologies Ltd.) developed standard integrated circuits (ICs) for broadband communications applications. Substantially all of its assets and related liabilities were sold to STMicroelectronics. Tikcro is headquartered in Tel Aviv, Israel. For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to the asset purchase agreement with STM and risks of operations in Israel. Such risks and uncertainties are set forth in the Company's SEC reports including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods. We undertake no duty to update any forward-looking information.
                               (Tables to follow)

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                                          Tikcro Technologies Ltd.
                                                Balance Sheet
                                         (US dollars in thousands)
---- ------------------------------------------- --------------- ---- ---------------- ------------


                                                           September 30,         December 31,

                                                                2005                 2004
         Assets
               Current assets

               Cash and short-term marketable securities     $      9,845    $            9,755
               STMicroelectronics                                       _                   146
               Other receivables                                       31                    20
                    Total current assets                            9,876                 9,921

                    Total assets                             $      9,876    $            9,921
                                                           ------- -------      ----------------

         Liabilities and Shareholders' Equity
               Current liabilities
               Related party-current account                  $         21  $                37
               Other current liabilities                               172                  177
                                                           -------- -------     ----------------
                    Total current liabilities                          193                  214

               Shareholders' equity                                  9,683                9,707
                                                           ----------------     ----------------

               Total liabilities and shareholders'
               equity                                         $      9,876  $             9,921
                                                           -------- -------     ----------------



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                                    Tikcro Technologies Ltd.
                                    Statements of Operations
                           (US dollars in thousands, except per share data)
------------------------------------------------------------------------------------------------------------------------------

                                                           Three Months Ended September 30         Nine Months Ended September 30
                                                              2005                 2004                 2005              2004
                                                              ----                 ----                 ----              ----


General and administrative expenses                           $ 63        $         80          $        177       $         248
                                                         ----------------     ----------------      --------------     ----------


Total operating expenses                                       63                   80                   177                 248
                                                         ----------------     ----------------      --------------     -----------

Operating loss                                                (63)                 (80)                 (177)               (248)

Financial income, net                                          74                   34                   148                 101
                                                         ----------------     ----------------      --------------     ----------

Net income (loss)                                             $ 11        $        (46)         $       (29)       $        (147)
                                                         ================     ================      ==============     ==========
                                                         ----------------     ----------------      --------------     ----------
Basic and Diluted net income (loss) per share                $ 0.00       $       ( 0.00)       $      ( 0.00)     $       (0.01)
                                                         ================     ================      ==============     ==========

Basic weighted average shares                                23,726               23,726               23,726              23,726
                                                         ================     ================      ==============     ==========

Diluted weighted average shares                              24,170               23,726               23,726              23,726
                                                         ================     ================      ==============     ==========
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